FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

January 4, 2008

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

Toronto, Ontario, January 4, 2008 - Grandview Gold Inc. ("Grandview") (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) is pleased to announce that it has closed a non-brokered private placement (the "Non-Brokered Placement"). The Non-Brokered Placement resulted in the issuance by Grandview of a total of 538,000 flow-through shares (the “Flow-Through Shares”) at a purchase price of $0.65 (CAD) per Flow-Through Share for gross proceeds of $349,700 under the Non-Brokered Placement.

The proceeds from this financing will be used to supplement Grandview's Canadian exploration program, namely the 2008 drilling program on its Red Lake projects in Ontario and Rice Lake projects in Manitoba.

Item 5.	Full Description of Material Change

Toronto, Ontario, January 4, 2008 - Grandview Gold Inc. ("Grandview") (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) is pleased to announce that it has closed a non-brokered private placement (the "Non-Brokered Placement"). The Non-Brokered Placement resulted in the issuance by Grandview of a total of 538,000 flow-through shares (the “Flow-Through Shares”) at a purchase price of $0.65 (CAD) per Flow-Through Share for gross proceeds of $349,700 under the Non-Brokered Placement.

The proceeds from this financing will be used to supplement Grandview's Canadian exploration program, namely the 2008 drilling program on its Red Lake projects in Ontario and Rice Lake projects in Manitoba.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Grandview Gold Inc.

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

Paul Sarjeant
Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 7th day of January 2008.

Grandview Gold Inc.

"Paul Sarjeant"

Paul Sarjeant,
President and Chief Executive Officer

Grandview Gold Inc.